Jay Gottlieb 30 Stonygate Oval New Rochelle, NY 10804

Mr. Larry Edwards
Reliability Incorporated
P.O. Box 218690
Houston, TX 77218

August 15, 2008

Dear Messrs Edwards, Langford, Uhrhanhas, and Cooke, Jr.:

As of this writing, I beneficially own approximately 15% of the common shares of Reality Corporation (“REAL””).  I am pretty certain I am currently your largest shareholder.  The purpose of this correspondence is to compel the Board of Directors to resign and immediately take the steps necessary to appoint a new slate of Directors, with the following experienced executives, namely:

Jay Gottlieb
Michael Pearce
Greggory Schneider

If you refuse to do so in a timely manner, then (as a greater than 10% REAL shareholder), I hereby invoke Section 3.2 of REAL’s Bylaws.   Under that provision I have the authority to call—and you have the responsibility--to call a Special Shareholders Meeting.  That notice will contain the following:

~          The above slate (plus one more individual to be named) to serve as REAL’s Board of Directors
~          Approval of an amendment to REAL’s Certificate of Incorporation, increasing the authorized number of shares of Common Stock from 20,000,000 shares to 300,000,000 shares
~          Steps be taken for an immediate cash infusion
~          Reincorporating the company in the State of Delaware
~          Reducing the number of Board seats from 5 to 3
~          Such other matters as properly be presented at the Special Shareholders Meeting

Rather than dwell on the catastrophic historical performance of current management (best-evidenced by REAL’s stunning decline in year-over-year net worth), my aim is to focus on the steps necessary to salvage REAL, maximize shareholder value and implement a new corporate governance standard of best practices.

The lamentable series of events that has dogged REAL must end:
~          Lack of annual shareholder meetings since 2005
~          The expensive and perplexing acquisition of Medallion Electric, Inc. and payment to reverse same
~          Peculiar real estate transactions
~          Odd cash outlays for employment agreement terminations
~          Not apparent that the sitting Board is properly installed, that is been duly elected
…The list goes on.

Now is the time for a fresh start.  I know interested shareholders, including Messrs. Schneider, Pearce and the undersigned, dwarf the 6% shareholdings of the purported Board of Directors.  In fact, I am confident that like-minded owners, constituting the needed majority, of REAL will vote in favor of the new Board and the related action agenda outlined above.

Very simply, this will happen!  This action agenda is in the best interests of all shareholders, even if it undermines your ability to continue to treat this public company as your personal fiefdom.  I urge you to cooperate in these needed IMMEDIATE actions.

Alternatively, I am prepared to immediately take all available legal steps necessary to implement the above.  Moreover, I am prepared to sue you and fellow Board members personally to recoup the outsized losses caused by the obvious corporate plundering and malfeasance you and the puppet Board have visited upon REAL — I have alerted my counsel to review for possible violations of Sarbanes-Oxley, RICO and knowing/willful (i.e., criminal) standards.

I ask that the Board of Directors respond to this letter no later than Wednesday, August  20, 2008.

Heed not at your peril!

Sincerely,

Jay Gottlieb
914-275-6290

Jay A. Gottlieb,  is a private investor in various companies since 1998. He is involved in analysis and investment in undervalued special situations and shell corporations. He presently owns between 5% and 21% of 16 public companies and is a member of the Board of Directors of Golf Trust of America, Inc,(AMEX) and Spatializer Audio Technologies, Inc.(OTC).  From 1992 to 1998 he was the editor of an investment service that analyzed and published extensive data on companies planning initial public offerings. From 1977 to 1991, Mr. Gottlieb was the President and Chairman of the Board of The Computer Factory, Inc.(NYSE), a nationwide organization involved in retail and direct sales, servicing and leasing of personal computers. From 1969 to 1988, he was President of National Corporate Sciences, Inc., a registered investment advisory service. Mr. Gottlieb holds a Bachelor of Arts from New York University.

Michael Pearce has been Chief Executive Officer and President of Golf Trust of America, Inc.(AMEX) since November 8, 2007. Mr. Pearce has been a private investor in various companies since 2002, with emphasis in distressed securities of publicly traded entities. From late 1999 through 2001, he served as Chief Executive Officer of iEntertainment Network. From 1996 to 1998, he served as Senior Vice President of Sales and Marketing of publicly traded VocalTec Communications, later returning in 1999 in a consulting capacity to its Chairman on matters pertaining to strategic alternatives, business development and mergers and acquisitions. From 1983 to 1996, he was employed in various technology industry management positions, including Senior Vice President of Sales and Marketing at Ventana  Communications, a subsidiary of Thomson Corporation; Vice President of Sales at Librex Computer Systems, a subsidiary of Nippon Steel; and National Sales Manager at Hyundai Electronics America. From 1979 to 1983, he attended Southern Methodist University.

Gregg Schneider is a private investor who specializes in undervalued publicly traded securities. During the past fourteen years, Mr. Schneider has been an active dealer in numismatic items, specializing in U.S. rare coins and currency. Mr. Schneider attended two years of courses at UCLA and is involved in several charitable organizations.